SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2016

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2 November 2016
Aviva plc Preference Shares of £1 each
Aviva declares payment of the following dividend.
Title of Security	8 3/4% Cumulative Irredeemable Preference shares of £1
Half year period to	31 December 2016
Rate per cent actual/ Amount payable in cash per share	4.1875% per share NET
Date and time by which Transfer must be lodged with the Company for transferees to receive this dividend	1 December 2016
Date of dividend payment	31 December 2016

Aviva plc - Provisional 2017 Financial Calendar
Please note that the dates below are provisional and may be subject to change.
Ordinary Shares of 25 pence each dividends
Final Dividend for 2016
Record date	7 April 2017
Dividend payment date	17 May 2017
Interim Dividend for 2017
Record date	6 October 2017
Dividend payment date	17 November 2017
Preference Shares dividends
8 3/8 % pref. shares - Payment 1
Record Date	9 March 2017
1st Payment Date	31 March 2017
8 ¾ % pref. shares - Payment 1
Record Date	9 June 2017
1st Payment Date	30 June 2017
8 ⅜ % pref. shares - Payment 2
Record Date	8 September 2017
2nd Payment Date	30 September 2017
8 ¾ % pref. shares - Payment 2
Record Date	1 December 2017
2nd Payment Date	31 December 2017
Results announcements
Full year results announcement 9 March 2017
Half year results announcement 3 August 2017
Enquiries:
Roy Tooley - Head of Secretariat - Corporate
Tel: 020 7662 6019

Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ

Registered in England
Number 2468686

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 02 November 2016

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary